

January 24, 2011

Louis Miceli
Chief Financial Officer
CommVault Systems, Inc
2 Crescent Place
Oceanport, NJ 07757

      Re: **CommVault Systems, Inc.**
                   Form 10-K for Fiscal Year Ended March 31, 2011
                   Filed May 17, 2011
                   File No. 001-33026

Dear Mr. Miceli:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Kathleen Collins

                                Kathleen Collins
                                Accounting Branch Chief